Exhibit 99.5

press release

Iraq: TotalEnergies sells its non-operated interest

in the Sarsang oil field

Paris, September 15, 2022 – TotalEnergies has completed the divestment of its 18% interest in the onshore Sarsang oil field in the Kurdistan region of Iraq, to ShaMaran Petroleum Corp., a company listed in Canada and Sweden and focused on oil exploration and development in Kurdistan, for a firm consideration of $ 155 million. An additional contingent consideration of USD 15 million is payable in the future depending on production and oil prices.

The Sarsang field, discovered in 2011, is operated by HKN (62%), with KRG owning a 20% interest. TotalEnergies' share of production was around 3,500 barrels per day in 2021.

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TotalEnergies in Iraq

In Iraq, TotalEnergies started its activities in the 1920s with the discovery of Kirkuk field. The company currently has a 22.5% interest in the Halfaya oil field. TotalEnergies’ production in Iraq is about 14 000 boe per day in 2021.

In September 2021, TotalEnergies signed major multi-energy agreements in Iraq covering the construction of a new gas network and treatment units, the construction of a large-scale seawater treatment unit and the construction of a 1 GW photovoltaic power plant.

TotalEnergies sells lubricants in Iraq through distributors on the local retail market. Our affiliate Saft takes part in calls for tender as a subcontractor.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).